MITTAL [LOGO]



                                  News release




For immediate release

                    Mittal Steel Announces Offer for Arcelor

        Merger proposal creates first 100 million ton plus steel producer

      US$40 billion merger marks step change in steel sector consolidation



London/Rotterdam, 27 January 2006

Mittal Steel N.V. ("Mittal Steel") today announces that it has launched an offer to the shareholders of Arcelor SA ("Arcelor") which will create the world's first 100 million ton plus steel producer. The offer values each Arcelor share at (euro)28.21 which represents a 27% premium over the closing price and all time high on Euronext Paris of Arcelor shares on 26 January 2006, a 31% premium over the volume weighted average price in the preceding month, and a 55% premium over the volume weighted average share price in the preceding 12 months.

This offer values Arcelor at an equity value of (euro)18.6 billion on a fully diluted basis.

The new company will have:

     -    Unprecedented scale, scope and synergies

     - Pro-forma* 2005 annual revenues of approximately US$69bn and EBITDA of US$12.6bn (*IBES estimates)

     -    Pro-forma market capitalisation of approximately US$40 billion

     -    Leading positions in NAFTA, EU, Central Europe, Africa and South
          America

     - Expected synergies of US$1 billion from purchasing, marketing and manufacturing efficiencies

     - Exceptional raw material resources with a high degree of iron-ore self sufficiency

     -    Reduced volatility through geographic and product diversification



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     -    Security of long-term contracts through high value-added products

     -    Low cost profile and high growth prospects from developing markets

     -    Leading position across a range of key product segments

     -    Ability to supply customers on a global basis

     -    A dividend policy representing c. 25% of earnings over the cycle

Under the terms of the offer, Arcelor shareholders will receive 4 Mittal Steel shares and (euro)35.25 cash for every 5 Arcelor shares (equivalent to 0.8 Mittal Steel shares plus (euro)7.05 cash for each Arcelor share). In addition, they will have the right to receive a cash or stock mix in any proportion they elect, provided that 25% of the aggregate consideration paid to Arcelor shareholders is paid in cash and 75% in stock. The maximum amount of cash to be paid by Mittal Steel will be approximately (euro)4.7bn and the maximum number of Mittal Steel shares to be issued will be approximately 526.6 million, assuming the conversion of the outstanding Arcelor Convertible Bonds (2017 OCEANEs).

Mittal Steel also announces today that it has entered into an agreement with ThyssenKrupp AG ("ThyssenKrupp") to resell to ThyssenKrupp all the common shares of Dofasco Inc ("Dofasco") that Arcelor purchases in its pending tender offer for Dofasco or later, at a price equal to the Euro equivalent of C$ 68.00 per share, adjusted based on changes in net financial debt and net working capital from the date of acquisition of Dofasco by Arcelor and the date of resale to ThyssenKrupp.


Mr Lakshmi N. Mittal, Chairman and CEO of Mittal Steel said:

"The last ten years have seen a major shift towards consolidation of the steel industry, helping to create sustainable value for all stakeholders. Both Mittal Steel and Arcelor have been at the forefront of this consolidation and share a similar vision for the future of our industry. This combination accelerates this process and leaves us uniquely positioned to benefit from the opportunities created."

"We believe the offer provides a very attractive premium and has been structured so that Arcelor shareholders have the opportunity to participate in the exciting growth potential of the combined company, whilst also receiving a generous cash element. We would encourage them to consider the merits of our compelling offer and play a part in the future of the world's only global steel company."



HIGHLIGHTS OF THE OFFER

The offer values each Arcelor share at (euro)28.21 which represents a 27% premium over the closing price of Arcelor shares on Euronext Paris as of 26 January 2006, a 31% premium over the volume weighted average price in the preceding month, and a 55% premium over the volume weighted average share price in the preceding 12 months.

Mittal Steel is offering to acquire all of the outstanding Arcelor shares through three offers:

- a primary mixed cash and exchange offer for Arcelor shares consisting of 4 new Mittal Steel shares and (euro)35.25 in cash for every 5 Arcelor shares;



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- a secondary cash offer consisting of (euro)28.21 per each Arcelor share

- a secondary exchange offer consisting of 16 new Mittal Steel shares for every 15 Arcelor shares.

Arcelor shareholders may tender their shares in either the primary offer or either or both of the secondary offers, but the two secondary offers will, in the aggregate, comprise 75% in Mittal Steel shares and 25% in cash.

Mittal Steel is also offering to acquire Arcelor Convertible Bonds (OCEANEs
2017) based on the following exchange ratio: 4 new Mittal Steel shares and
(euro)40 in cash for every five Arcelor Convertible Bonds.

The offer is conditioned on the tendering of more than 50% of Arcelor's share capital and voting rights on a fully diluted basis, the extraordinary shareholders' meeting of Mittal Steel having approved the issuance of new Mittal Steel shares to Arcelor shareholders (the Mittal family having undertaken to vote in favour of the issuance of such new Mittal Steel shares) and the absence of events or actions that would alter Arcelor's substance.

The draft offer document will be filed with the Luxembourg Commission de Surveillance du Secteur Financier (the "CSSF"). In order to coordinate the process in the various jurisdictions in which Arcelor securities are listed, the offer will also be filed with the competent authorities in other countries, including in Spain and Belgium. A draft share offering prospectus will be filed with the Dutch AFM and with the French AMF. A registration statement will also be filed with the US SEC.

In addition, this transaction will be reviewed by antitrust authorities in the EU, the US and possibly other jurisdictions around the world.

About Mittal Steel

Mittal Steel is the world's largest and most global steel company. The company has operations in sixteen countries, covering four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction. For 2004, Mittal Steel had revenues of US$31.2 billion and steel shipments of 57.6 million tons (pro-forma inc. ISG), employing 164,000 employees. The shares of the company trade on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol "MT".


Important Information
In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC). Investors and Arcelor securities holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor securities holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.



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Forward Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe", "expect", "anticipate", "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Mittal Steel, including on Form 20-F and on the Form F-4 that Mittal Steel will file with the SEC. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. No public offering of Mittal Steel securities is made in jurisdictions other than Luxembourg, France, Spain, Belgium and the United States.


PRESS CONFERENCE

A press conference will be held, today Friday 27 January 2006, at 195 Piccadilly at 12.30 UK time.

There will conference call for international media:

US Dial In # +1 617 597 5341

UK Dial In #: +44 20 7365 8426

This will also be webcast at www.mittalsteel.com



Enquiries:

Nicola Davidson /Paul Weigh                Mittal Steel Company
+44 207 543 1162/1172

Julien Onillon / Do-Hyun An                Mittal Steel Company
+44 20 7543 1136/50

UK media:

Philip Gawith / Lydia Pretzlik             Maitland Consultancy
+44 20 7379 5151

US media

Gillian Angstadt                           Abernathy McGregor
+1 212 371 5999

French media



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Anne Meaux                                 Image Sept
+33 6 89 87 61 76



                                   Appendix A

                  --------------------------------------------

1.   Rationale of the Tender offer

     1.1  Step change in steel sector consolidation

          The combination of Mittal Steel and Arcelor represents a step change in the consolidation of the steel sector. The combined group will have approximately 320,000 employees worldwide, annual sales of more than US$69 billion and annual crude steel production of approximately 115 million metric tons, which represents a global market share of approximately 10 per cent by volume. This transaction will create a steel company with unprecedented scale, a strong global presence and a broad based product offering. This unique platform will provide the combined company with unrivalled financial strength and strategic flexibility to pursue growth and value creation opportunities.

          Despite a trend towards increasing consolidation over the past few years, the global steel industry remains relatively fragmented compared to end-market customers and raw materials suppliers. Recent consolidation has led to increased focus amongst producers on adjusting production to market conditions. The combination of the top two steel companies in the world represents a further step towards achieving a sustainable operating environment for the steel industry.

     1.2 Expanding geographic footprint with leading positions in a number of regions

          The geographic overlap between Mittal Steel and Arcelor is limited. This combination creates a truly global steel company with leading positions in the five main regions (South America, NAFTA, European Union, Central Europe and Africa). Geographic diversification is expected to reduce volatility for the enlarged group while presenting numerous strategic opportunities.

          Through its diverse asset base in both emerging and developed markets, the company will be ideally placed to take advantage of multiple market opportunities.

          Mittal Steel's North American activities are complemented by Arcelor's strong position in Western Europe. These developed markets have expertise in producing highly value-added products and provide opportunities for new product development.

          Mittal Steel has leading positions in emerging markets in Eastern and Central Europe, Asia and Africa. These regions offer low cost production, high growth prospects and in many cases, access to significant raw material reserves.

     1.3  Strengthening the range of products and solutions for global customers



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          The enlarged group will also have leading positions in a number of product segments and have the ability to supply customers across a range of geographic regions and in end-markets such as automotive, domestic appliances, packaging, construction and oil and gas. The company will also have a strong value-added contract business which will allow for reduced pricing volatility.

          In the automotive sector, the new group will be the leader in both the European Union and NAFTA regions and will also have leading positions in South America, Eastern Europe, Africa and Asia. In appliance and packaging, the group will be the leader in the NAFTA region and one of the leaders in the European Union. In construction, the group will have a leading position in most of the markets it serves and a growing presence in the oil and gas sector.

          The expertise of both groups in the various applications and end-markets can be combined to develop new market opportunities.

     1.4 Maximising opportunities with a global distribution and trading network

          Mittal Steel and Arcelor together will have the ability to optimise production and distribution on a global basis. The international production base of the group will facilitate global sourcing of materials and products that can be directed to the markets where they are ultimately required. The combined company's access to a broad range of customers will enable the group to capitalise on market opportunities and expand into new areas. The combined company will eliminate cross-border trade flows and thus generate substantial savings.

     1.5 Increasing efficiency of the combined asset base through investment and operational excellence

          Mittal Steel aims to maximise the value and opportunities within the combined portfolio of assets. Major initiatives include:

          (i) Leveraging Mittal Steel's R&D capabilities for processing and product innovation

          (ii) Improving productivity through global benchmarking and continuous improvement programmes across the network of operating units

          (iii) Maximising industrial potential between units, for example through product specialization by unit

          By organising and optimising product flow and investments throughout the production system, the company will have the ability to realize more potential and value from its asset base.

     1.6 Controlling input costs by maximising the synergies from integration of mining and steel making

          Integration of mining activities with steel production is a key element of the group's strategy. The combined company will be one of the five largest producers of iron ore worldwide and also have direct ownership of DRI plants, coal mines, coke production and certain infrastructure assets. The group will have the opportunity to expand its mining


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          operations in order to reduce the dependency on third-party supplies of iron ore and coal. By 2010, the combined group aims to be about 50 per cent self-sufficient in iron ore.

     1.7  Targeting operational synergies of US$1 billion

          Target annual cost synergies are expected to reach US$1 billion before tax by the end of 2009. The integration and restructuring costs to realize this level of synergies are expected to be minimal. The industrial plan for the combined entity identifies several synergies, primarily from purchasing, marketing opportunities and manufacturing process optimization.

     1.8  Maximising financial opportunities

          Based on the closing Mittal Steel share price on the New York Stock Exchange of US$32.30 (equivalent to (euro)26.45 per share at an exchange rate of US$1.2214 per (euro)1) on 26 January 2006, the pro forma equity market capitalisation of the enlarged group would be approximately US$40 billion and the free float would be significantly increased to approximately 43% (assuming 100% acceptance of the Offer). The Group is expected to benefit from a lower cost of capital, improved access to the capital markets, enhanced profile with investors and a high level of liquidity for trading of the company's shares.

          Finally, the financial resources of the enlarged company will provide the flexibility for the Group to pursue both internal and external growth opportunities. Mittal Steel is committed to maintaining an investment grade rating.


2.   Summary terms and conditions of the offer

     Mittal Steel will be offering to acquire all outstanding Arcelor ordinary shares and Arcelor Convertible Bonds (2017 OCEANEs), as follows:

     - 4 new Mittal Steel shares and (euro)35.25 in cash for every 5 Arcelor ordinary shares;

     - 4 new Mittal Steel shares and (euro)40 in cash for every Arcelor Convertible Bond.

     Holders of Arcelor shares may, in lieu of this mix of Mittal Steel stock and cash, make the following elections with respect to the consideration to be received:

     - Elect to receive 16 new Mittal Steel shares for every 15 Arcelor shares; or

     -    Elect to receive (euro)28.21 in cash for each Arcelor share.

     Holders will not be required to make the same election for all Arcelor shares tendered, and either of these elections may be made for all or some of the Arcelor shares to be tendered. However, these elections will be subject to a proration and allocation procedure that will ensure that 75% of the tendered Arcelor shares are exchanged for new Mittal Steel shares and 25% are exchanged for cash.

     If certain actions are taken by Arcelor including distributions or share buy-


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     backs the consideration set forth above will be adjusted accordingly.

     The offer is made for all issued and outstanding Arcelor shares, as well as for all Arcelor shares that are held in treasury stock and all Arcelor shares that are or may become issuable prior to the expiration of the Offer due to the conversion of Arcelor Convertible Bonds or the exercise of Arcelor stock subscription rights.

     The completion of the offer will be subject to the following conditions:

     (i) the number of Arcelor shares tendered to the offer represents on the closing date of the offer more than 50% of the total share capital and voting rights in Arcelor, on a fully diluted basis;

     (ii) the extraordinary general meeting of shareholders of Mittal Steel approves the acquisition of Arcelor as contemplated by the offer and the issuance of the new Mittal Steel shares; the Mittal family which holds 97% of the voting rights in Mittal Steel has undertaken to vote in favor of such resolutions; and

     (iii) during the offer period, no exceptional events occur and Arcelor does not take any actions that (in either case) would in Mittal Steel's view alter Arcelor's substance, including but not limited to share repurchases, acquisitions or disposals of material assets and any distribution of dividends or assets, whether such distribution is paid out of current earnings, retained earnings or reserves.

3.   Intentions of Mittal Steel

     3.1  Intentions regarding Management and Corporate Governance

          Mittal Steel has developed an organisational structure to integrate the two organisations. The principal objective is to combine the expertise and talent within both Arcelor and Mittal Steel to create a culture of leadership, excellence and entrepreneurship in the enlarged group.

          Upon successful completion of the Offer, Mittal Steel's shareholder base will have changed dramatically, the Mittal family has undertaken to reduce, as part of this transaction, the multiple voting rights attaching to its class B common shares from ten to two voting rights per class B common share. This reduction is conditional upon the successful completion of the Offer.

          Mittal Steel intends to continue, following successful completion of the Offer, its policy of maintaining a majority of independent directors on its Board of Directors. Mittal Steel also intends to reflect the combined group's increased size and expanded European dimension by appointing additional independent directors.

          Mittal Steel would consider relocating the company's global headquarters to Luxembourg, subject to further analysis of legal and tax issues and discussions with the Luxembourg authorities.

     3.2  Intentions regarding Workforce and Management

          Mittal Steel is committed to maintaining a strong presence within the geographic scope of Arcelor's present markets. Mittal Steel intends to



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          respect existing wage and other employment related agreements. The geographic overlap between Mittal Steel and Arcelor is limited and the direct impact on the combined group's workforce from this combination is expected to be limited.

          No decision has yet been made with respect to allocation of management responsibilities within the new group. Mittal Steel will allocate management responsibility on the basis of the best available talent within Mittal Steel and Arcelor, and the current expectation is that a substantial number of management positions in the new group will be allocated to current members of Arcelor's management.

     3.3  Intentions regarding Corporate Restructuring

          Given that Mittal Steel and Arcelor are both holding companies and depending on the level of success of the Offer, Mittal Steel may consider combining the two companies. Mittal Steel will also consider other steps to rationalise the corporate structure of the combined group, including at the level of subsidiaries.

     3.4  Intentions regarding Minority Buy-Out

          It is Mittal Steel's intention to acquire all of Arcelor's outstanding shares. Should any shares remain outstanding after completion of the Offer, Mittal Steel will consider possible options to attain ownership of all of Arcelor's share capital, including through any available compulsory buy-out procedure, merger or other corporate reorganisation. While no such compulsory buy-out procedure is currently available under Luxembourg law, it is expected to become available upon the implementation of Directive 2004/25/CE on Takeover Bids.

          Depending on the level of success of the Offer, Mittal Steel will consider whether to maintain any of Arcelor's stock exchange listings.

     3.5  Intentions regarding Arcelor stock options

          Mittal Steel has not had access to important information relating to Arcelor's stock option plans and employee shareholding plans, if any, including the terms of these plans. If this Offer is consummated, Mittal Steel will determine the treatment of stock options (including Arcelor stock subscription options and Usinor stock subscription options whose beneficiaries are entitled to exchange their Usinor shares for Arcelor shares) and of Arcelor shares held in any Arcelor employee shareholding plan that could not be tendered.

     3.6  Intentions regarding Mittal Steel listings

          If the Offer is successful, Mittal Steel intends to apply for listings of its shares on Euronext Paris, the Luxembourg Stock Exchage, Euronext Brussels and the Madrid Stock Exchange, in addition to its current listings on Euronext Amsterdam and the New York Stock Exchange.

4.   Shareholdings of Mittal Steel in Arcelor

     Mittal Steel does not hold any Arcelor shares or any Arcelor convertible bonds on the date hereof. No Mittal Steel director holds any shares or convertible


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     bonds of Arcelor.



5.   Material agreements or undertakings that could have an impact on the offer

     5.1  Agreement between Mittal Steel and ThyssenKrupp regarding Dofasco

          Mittal Steel has entered into an agreement with ThyssenKrupp to resell to ThyssenKrupp all common shares of Dofasco that Arcelor purchases in its pending tender offer for Dofasco or later, at a price of C$ 68.00 per share, adjusted based on changes in net financial debt and net working capital from the date of acquisition of Dofasco by Arcelor and the date of resale to ThyssenKrupp.

     5.2  Obligation to launch a takeover bid for Arcelor Brasil and Acesita

          If the Offer succeeds, Brazilian law will require Mittal Steel to offer to purchase all of the outstanding voting shares of Arcelor's two Brazilian subsidiaries, Arcelor Brasil and Acesita, not already owned by Arcelor, at a price representing that part of the overall consideration paid for Arcelor, including premium, that is attributable to the two subsidiaries.

     5.3  Other Agreements

          There are no material contracts between Mittal Steel and Arcelor.

          To Mittal Steel's knowledge, there are no agreements between Mittal Steel and any Arcelor directors.


6.   Valuation of the offer


--------------------------------------------------------------------------------
Market price                                           Implied Premium Market
------------                                           ----------------------

Last trading day prior to filing of the Offer                   27%
5 Day Average (1)                                               31%
1 Month Average (1)                                             31%
3 Months Average (1)                                            36%
6 Months Average (1)                                            45%
12 Months Average (1)                                           55%
Last 12 Months High (1)                                         27%
Last 12 Months Low (1)                                          86%

Consolidated net asset value
----------------------------
Implied premium to net asset value                              27%

--------------------------------------------------------------------------------
     Notes:
     (1) Prior to 27 January 2006